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U.S. Securities and Exchange commission
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

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1.  Investment company Act File Number:                       Date examination
completed:

               814-139                                            December 31, 2002
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2.  State Identification Number:


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
AL079701227-705344             AK 97-02623  AZ S-005462        AR 97-M0289-01 CA915-
1689
CO 97-12-627   CT 215944       DE           DC                 FL 048506D     GA SC-
818
HI SC 2488     ID 47884        IL R9944249  IN 97-0175RC       IA I-38334     KS 97s-
1134
KY 33726       LA 49977        ME IC-99-9004MD SM980472        MA             MI
225312
MN R-39638.1   MS 97-04-002    MO 97-00339  MT 36759           NE 114463      NV 19891
NH             NJ SR-9755      NM 984311    NY                 NC 13995       ND U843
OH 17579       OK SE-2014281   OR 98-0421   PA 97-04-008       RI             SC RE
10748
SD 17792       TN              TX C52607-00000                 UT A60677-43
VT 4/09/97-60  VA              WA C-55739   WV MF 31407        WI 380219-01   WY
PUERTO RICO
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  Other (specify):

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3. 	Exact name of investment Company as specified in registration statement:

Technology Funding Venture Capital Fund VI, LLC
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4. 	Address of principal executive office:  (number, street, city, state, zip code)

1107 Investment Blvd, Suite 180, Eldorado Hills, CA 95762
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To the Managing General Partners of:
Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P. and,
Technology Funding Venture Capital Fund VI, LLC



We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P., and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 fn 15 under the Investment Company Act of 1940 (the Act) as of December 31, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002, and with respect to agreement of security purchases and sales, for the period from November 20, 2002, through December 31, 2002.

Count and inspection of all securities located in the vault of Borel Bank Reconciliation of all such securities to the books and records of the Funds and the Custodian
Agreement of 6 security purchases and no security sales or maturities since November 20, 2002 from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Managing General Partners, management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Albuquerque, New Mexico
January 14, 2003


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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P. and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. W e are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 20, 2002, and from November 20, 2002 through
December 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of November 20, 2002, and from November 20, 2002 through December 31, 2002, with respect to securities reflected in the investment account of the Funds.


Technology Funding Limited

By:

/s/Charles R. Kokesh
__________________________
Charles R. Kokesh
Managing General Partner
January 14, 2003